

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

By U.S. Mail and Facsimile to: (212) 282-3551

Mr. Takashi Tsukamoto
President and Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333
Japan

     Re: **Mizuho Financial Group, Inc.**
              Form 20-F for the fiscal year ended March 31, 2010
              Filed July 29, 2010
              File No. 001-33098

Dear Mr. Tsukamoto:

     We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    John P. Nolan
                    Senior Assistant Chief Accountant